OPERATING EXPENSES LIMITATION AGREEMENT
This OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of __________, 2018 by and between Symmetry Panoramic Trust, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Appendix A hereto, as such Appendix may be amended from time to time (the “Funds”), and Symmetry Partners, LLC (the “Adviser”), the investment adviser to the Funds.
RECITALS:
WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated __________, 2018 (the “Advisory Agreement”); and
WHEREAS, the Funds are responsible for payment of their expenses that have not been assumed by the Adviser pursuant to the Advisory Agreement or by another person; and
WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Adviser to implement those limits;
NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:
1.          Limit on Operating Expenses. The Adviser hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets for the month, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month and annualized, exceed its Annual Limit, the Adviser will waive its advisory or other fees or make a payment to the Funds, on a monthly basis, in an amount equal to the excess expense within the first ten days of the month following the month in which such Operating Expenses were incurred (each payment, a “Fund Reimbursement Payment”).
2.          Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds is defined to include all expenses necessary or appropriate for the operation of a Fund and including the Adviser’s investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-l fees and/or shareholder services fees and other expenses described in the Advisory Agreement, but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iii) borrowing costs (such as interest and dividend expense on securities sold short); (iv) taxes; and (v) extraordinary expenses, such as litigation expenses (which may include indemnification of a Fund’s officers and Trustees, and contractual indemnification of an affected Fund’s service providers (other than the Adviser)).
3.          Reimbursement of Fees and Expenses. The Adviser retains its right to receive in future years on a rolling three year basis, reimbursement from a Fund of any Fund Reimbursement Payments made by such Adviser pursuant to this Agreement, if such reimbursement can be achieved within the Operating Expense Limitations listed in Appendix A at the time of the Fund Reimbursement Payment.

4.          Term. This Agreement shall become effective on the date first above written and shall remain in effect until __________, 2019 (“Expense Limitation Period”), unless sooner terminated as provided in Paragraph 5 of this Agreement. Upon mutual written consent of the Adviser and the Trust, the Agreement shall continue in effect for successive twelve-month periods (each, a “Successive Expense Limitation Period”) provided that such continuance is specifically approved at least annually by the Trust’s Board of Trustees.
5.          Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Trust’s Board of Trustees, on behalf of the Funds, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser during the Expense Limitation Period and any Successive Expense Limitation Period without the consent of the Trust’s Board of Trustees. This Agreement will automatically terminate, with respect to a Fund listed in Appendix A, if the Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Advisory Agreement’s termination for the Fund.
6.          Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.
7.          Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.
8.          Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.
SYMMETRY PANORAMIC TRUST	SYMMETRY PARTNERS, LLC
on behalf of the Funds

By:	By:
Name:	Name: Patrick A. Sweeny
Title: President	Title: Principal

Appendix A

Fund	Annual Limit (as a percentage of average daily net assets)
Symmetry Panoramic US Equity Fund	0.49%
Symmetry Panoramic International Equity Fund	0.65%
Symmetry Panoramic Global Equity Fund	0.55%
Symmetry Panoramic Tax-Managed Global Equity Fund	0.43%
Symmetry Panoramic US Fixed Income Fund	0.39%
Symmetry Panoramic Municipal Fixed Income Fund	0.39%
Symmetry Panoramic Global Fixed Income Fund	0.43%
Symmetry Panoramic Alternatives Fund	0.50%

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